DAVID M. VANDER HAAR DVanderhaar@faegre.com (612) 766-8705

April 30, 2007

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Amendment No. 1 to Registration Statement on Form S-4
File No. 333 -139990 Filed April 5, 2007

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated April 27, 2007 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on the amendment no.1 to the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  This letter should be read in conjunction with the accompanying amendment no. 2 to the Registration Statement (“Amendment No. 2”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.  Please note that, in addition to responding to the Staff’s comments, Amendment No. 2 includes certain other changes.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.

GENERAL

1.                                      Please provide updated audited financial statements of Heartland Grain Fuels as of the date of the first step of the acquisition, as discussed with respect to your Form SB-2 registration statement, SEC File No. 333—137299.

As discussed with Matt Franker, the Company has included the audited financial statements of Heartland Grain Fuels as of October 31, 2006.  The Company represents that there were no material differences between the financial statements of Heartland Grain Fuels as of October 31, 2006 and November 8, 2006, the date of the first step of the acquisition.

U.S. Securities and Exchange Commission

April 30, 2007

PROPOSAL 1, THE HP TRANSACTION, PAGE 36

2.                                      We note your response to comment 5 of our letter dated February 15, 2007.  Please revise the chart on page 36 to rename the second vertical column to indicate that it reflects the number of ABE units issued as consideration.  Please also add a column reflecting the percentage interest in HGF and Dakota Fuels that ABE acquired (or is acquiring) in each step of the transaction.

The Company has revised the Prospectus as requested.

FEDERAL INCOME TAX CONSEQUENCES OF OWNING ABE UNITS, PAGE 85

3.                                      We note your response to comment 7 of our letter dated February 15, 2007.  Please delete the statement in the third paragraph that the opinion of Faegre & Benson is attached as Exhibit 8.1.  Please similarly revise your language on page 85 to clarify that rather than being “based on” Faegre & Benson’s opinion, such disclosure constitutes Faegre & Benson’s opinion.  Note that the tax discussion in the prospectus is counsel’s tax opinion with respect to this registration statement and that the Exhibit 8 opinion merely provides confirmation that the disclosure appearing under this heading is counsel’s opinion.

We have revised the Prospectus to delete the statement in the third paragraph of page 85 as requested.  We have also deleted the sentence on page 86 that contains the “based on” language referred to above so the language in the first paragraphs of the Federal Income Tax Consequences of Owning ABE Units regarding our opinion will govern the entire section.

We appreciate the Staff’s prompt review of Amendment No. 1.  If we can facilitate the Staff’s review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419, Peter Ekberg at (612) 766-8505 or the undersigned at (612) 766-8705.  Each of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ David M. Vander Haar

David M. Vander Haar

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)
Peter J. Ekberg
Jonathan R. Zimmerman